RA MEDICAL SYSTEMS, INC.
1670 Highway 160 West
Suite 205
Fort Mill, SC 29708

April 10, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Ra Medical Systems, Inc.
Acceleration Request
Registration Statement on Form S-3
Filed March 29, 2023
File No. 333-270919

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Ra Medical Systems, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM, Eastern time, on Wednesday, April 12, 2023, or as soon thereafter as is practicable.

Please contact Joe Alley of Arnall Golden Gregory LLP at 404-873-8688 or joe.alley@agg.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

Ra Medical Systems, Inc.

By: /s/ Steven Passey
      Steven Passey, Chief Financial Officer